United States securities and exchange commission logo





                              August 10, 2021

       Shi Li
       Chief Executive Officer
       AppMail, Inc.
       435 W. 31st Street
       Suite 49E
       New York, NY 10001

                                                        Re: AppMail, Inc.
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed July 27, 2021
                                                            File No. 024-11490

       Dear Mr. Li:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

       Amendment No. 1 to Form 1-A filed July 27, 2021

       Summary of the Offering, page 7

   1. Please disclose in the summary and in the use of proceeds section that the company intends to pay $48,000
each to Shi Li and Duncan Sham from the proceeds of this
                                                        offering for deferred
compensation as you note in response to prior comment 11.
       Dilution, page 17

   2. Your response to prior comment 5 indicates that your calculation of net tangible book value includes total
liabilities, however, the calculation provided only includes current liabilities and loans
payable. Please revise your calculations and related disclosures, as
 Shi Li
FirstName LastNameShi Li
AppMail, Inc.
Comapany
August 10, NameAppMail,
           2021          Inc.
August
Page 2 10, 2021 Page 2
FirstName LastName
         necessary. In addition, reconcile the min/max offering costs of $248,750 and $695,000, respectively, included in the dilution table to the individual costs provided in your use of proceeds disclosure on page 25, which total $233,750 and $595,000 or revise as necessary.
Description of the Business, page 25

3. We note your response to prior comment 8 that you do not expect to be materially dependent in future periods on LATAM Airlines Group S.A., a customer from which you generated all of your revenue in 2020. Explain the basis for your belief that you will not be materially dependent upon LATAM. Disclose the terms of any agreements with
         LATAM. Explain whether you have identified other customers or whether LATAM has indicated that it will decrease future orders.
Note 9. Subsequent Events, page II-15

4. We note from your revised disclosures in response to prior comment 14 that on March 15,
         2021, you concluded the offering of 203,320 shares of Class A common stock. Elsewhere throughout the filing you refer to the issuance of 60,993 shares of Class A common stock in 2021. Please tell us whether the 60,993 Class A common shares are part of the 203,320 shares noted here. If not, revise to include a discussion of such issuance in your subsequent event disclosures. Also, ensure that the 1,486,742 Class A common shares outstanding as of March 15, 2021, as disclosed throughout the filing, properly reflect all share issuances after the most recent balance sheet date. In this regard, such amount appears to include only 60,993 shares issued after year-end and not the 203,320 referenced herein.
5. According to the March 2021 amendment to your Certificate of Incorporation, 45.0 million shares of Class A common stock and 20.0 million shares of Class F common stock are authorized for issuance. However, according to your Balance Sheet,
15.0 million and
         25.0 million shares of Class A and Class F common stock, respectively are available for issuance. Please clarify this apparent inconsistency or revise your disclosures as necessary.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
 Shi Li
AppMail, Inc.
FirstName
August 10, LastNameShi
               2021      Li
Comapany
Page    3      NameAppMail, Inc.
August 10, 2021 Page 3
cc:       Mara Vento
FirstName LastName